FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 22, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59

Company Register Identification Number (NIRE): 35.300.326.237

Publicly Held Company

CALL NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

We hereby convene the shareholders of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, a publicly held company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, registered with the Brazilian Securities Commission (“CVM”) as a category “A” publicly held company under code No. 20036 (“Company” or “BrasilAgro”), pursuant to Article 124 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), and Articles 4, 5, and 6 of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”), to attend the Annual and Extraordinary General Meeting to be held, on first call, at 12 p.m. local time (UTC-3), on October 22, 2025, exclusively in digital format (“Meeting”), as per the prerogative provided in Article 124, paragraph 2-A, of the Brazilian Corporations Law, regulated by CVM Resolution 81, via the electronic platform “Ten Meetings” (“Digital Platform”), accessible through the electronic address https://assembleia.ten.com.br/745123149 (“Electronic Address of the Meeting”), to deliberate on the following agenda:

1. AGENDA

A) At the Annual General Meeting

i.	To take the management's accounts, examine, discuss, and vote on the Management's Annual Report and the Financial Statements, accompanied by the Independent Auditors' Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30, 2025;

ii.	To resolve on the proposal for the allocation of net income for the fiscal year ended June 30, 2025, and the declaration of dividends;

iii.	To resolve on determining the number of members to compose the Company’s Board of Directors for the next term of office, pursuant to the Company's Bylaws;

iv.	To resolve on the election of the effective and alternate members of the Company's Board of Directors;

v.	To resolve on determining the number of members to compose the Company's Fiscal Council for the next term of office, pursuant to the Company's Bylaws;

vi.	To resolve on the election of the effective and alternate members of the Company's Fiscal Council;

vii.	To resolve on determining the compensation of the members of the Company's Fiscal Council; and

viii.	To resolve on determining the global limit of compensation for the Company's management for the fiscal year beginning on July 1, 2025.

B) At the Extraordinary General Meeting

i.	To resolve on the proposal to amend Article 6 and Article 44, Paragraph 7, of the Company's Bylaws and its subsequent consolidation.

2. GENERAL INFORMATION

Documents related to the proposal to be considered at the Meeting, including those required by CVM Resolution No. 80, dated March 29, 2022, as amended, and CVM Resolution 81, are available for review at the Company's headquarters, on the BrasilAgro Investor Relations website (https://ri.brasil-agro.com/), and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and the Brazilian Securities Commission (“CVM”) (www.gov.br/cvm).

3. PARTICIPATION IN THE MEETING

3.1. In compliance with the provisions of Article 5, Paragraph 4, of CVM Resolution 81, the Company clarifies that the choice of the digital format for holding the Meeting aims to facilitate and encourage shareholder participation.

3.2 Pursuant to Article 6 of CVM Resolution 81, to participate virtually in the Meeting via the Digital Platform, shareholders, their legal representatives, or proxies must register at the Electronic Address of the Meeting no later than 2 (two) days before the Meeting date, that is, by October 20, 2025, in accordance with Article 6, §§1 and 3 of CVM Resolution 81.

3.3 The participation request must include: (i) identification of the shareholder, legal representative, or appointed proxy, including full names or corporate names and their CPF or CNPJ numbers, as applicable; (ii) contact telephone number; and (iii) email address of the Meeting participant to which the Company will send access details (e.g., link, login, and password) for the Meeting. Additionally, the shareholder must submit authenticated copies of the documents detailed below. Note that (i) foreign documents need not be accompanied by a sworn translation if originally drafted in Portuguese, English, or Spanish, or if accompanied by translations in these languages; and (ii) notarization of signatures is not required, with each shareholder responsible for the authenticity and integrity of the documents presented:

a.	For individuals: (a) Photo ID of the shareholder; (b) If represented by a proxy, a power of attorney with special powers; and (c) If applicable, photo ID of the proxy;.

b.	For legal entities: (a) Current consolidated bylaws or articles of incorporation; (b) Complete chain of corporate documents proving representation powers; (c) Photo ID of the legal representative(s); (d) If represented by a proxy, a power of attorney with special powers; and (e) If applicable, photo ID of the proxy.

c.	For investment funds: (a) Current consolidated regulations of the fund; (b) Current consolidated bylaws or articles of incorporation of the administrator or manager, as applicable, observing the fund's voting policy; (c) Complete chain of corporate documents proving the representation powers of the administrator or manager; (d) Photo ID of the legal representative(s) of the administrator or manager; (e) If represented by a proxy, a power of attorney with special powers; and (f) If applicable, photo ID of the proxy.

3.4 The documents required for shareholders to participate in the Meeting – as per item 3.3 above – are the same as those required for shareholders participating via representatives, according to their nature (individual, legal entity, or investment fund). Powers of attorney granted electronically must use digital certificates issued by the Brazilian Public Key Infrastructure (ICP-Brasil).

3.5 In accordance with Article 5, item III, of CVM Resolution 81, to participate virtually in the Meeting via the Digital Platform, shareholders, their legal representatives, or proxies must follow the detailed guidelines in the Management Proposal for the Meeting, also available for download at the Electronic Address of the Meeting.

3.6 Shareholders who do not complete the registration and/or do not inform the absence of receipt of the Meeting access instructions within the specified time frames will not be able to participate in the Meeting.

3.7 The Company will also adopt a remote voting system via distance voting ballots for this Meeting, as established in CVM Resolution 81.

3.7.1 For participation via remote voting, the completion and submission of the distance voting ballot must be carried out at least four (4) days before the Meeting, i.e., by October 18, 2025, through: (a) submission to the custody agent—exclusively for shareholders holding shares deposited with a central depository; (b) submission to the registrar of the Company's shares (i.e., Itaú Corretora de Valores S.A.) exclusively for shareholders holding shares deposited with the registrar; or (c) submission to the central depository – exclusively for shareholders holding shares deposited with a central depository; and (d) directly to the Company.

3.8. Pursuant to CVM Resolution 81, the Company informs that the minimum percentage for adopting the multiple voting procedure for the election of members of the Board of Directors is five percent (5%) of the voting capital stock, as established by Article 3 of CVM Resolution No. 70, dated March 22, 2022. It also informs that, pursuant to paragraph 1 of Article 141 of the Brazilian Corporations Law, the request for the adoption of multiple voting must be made by the shareholders no later than forty-eight (48) hours before the Meeting, that is, by 12 p.m. on October 20, 2025.

Detailed rules and guidelines, as well as procedures and additional information for shareholder participation in the Meeting via the Digital Platform or remote voting, are available in the Management Proposal for the Meeting. This document is available for review at the Company's headquarters, on the BrasilAgro Investor Relations website (https://ri.brasil-agro.com/), and on the websites of B3 (www.b3.com.br) and the CVM (www.gov.br/cvm).

For any questions, please contact the Company's Investor Relations department at phone number +55 (11) 3035-5350 or via email at ri@brasil-agro.com.

São Paulo, September 22, 2025

Eduardo Sergio Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO